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                          August 16, 2021

       Seth D. Wexler
       Senior Vice President, General Counsel and Secretary
       Patterson-UTI Energy, Inc.
       10713 W. Sam Houston Pkwy N., Suite 800
       Houston, TX 77064

                                                        Re: Patterson-UTI
Energy, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 3,
2021
                                                            File No. 333-258424

       Dear Mr. Wexler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Tull Florey